UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Proto Labs, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	41-1939628
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5540 Pioneer Creek Drive Maple Plain, Minnesota	55359
(Address of principal executive offices)	(Zip Code)

John Way (763) 479-3680
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Proto Labs, Inc. (the “Company,” “we,” “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2015 to December 31, 2015 (the “2015 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.protolabs.com.

Item 1.02 Exhibit

A copy of the Company’s 2015 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Proto Labs, Inc.

Date:	May 31, 2016	By:	/s/ John A. Way
John A. Way
Chief Financial Officer